UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 9, 2023

FEDERAL HOME LOAN BANK OF CHICAGO

(Exact name of registrant as specified in its charter)

Federally chartered corporation	**000-51401**	**36-6001019**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

433 West Van Buren Street, Suite 501S	**60607**
Chicago, IL	(Zip Code)
(Address of principal executive offices)	

(312) 565-5700
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 2.02 Results of Operations and Financial Condition.

On February 9, 2023, the Federal Home Loan Bank of Chicago (the "Bank") sent a letter to its members to report selected preliminary unaudited financial results for the year ended December 31, 2022. The full text of the member letter is furnished as Exhibit 99.1 to this Current Report on Form 8-K (this "Report").

The information being furnished pursuant to Items 2.02 and 9.01 on this Report shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liability of that section, and shall not be incorporated by reference into any registration statement or other document filed under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

This Report contains forward-looking statements which are based upon the Bank's current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. The Bank cautions that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect the Bank or its members, maintaining compliance with regulatory and statutory requirements (including relating to the Bank's dividend payments and retained earnings), any decrease in the Bank's levels of business which may negatively impact its results of operations or financial condition, the reliability of the Bank's projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions (including adverse employment trends, prolonged inflation, or recession), the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, the Bank's ability to execute its business model and to pay future dividends (including enhanced dividends on activity stock), the Bank's ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with its minimum regulatory capital requirements and determining its financial condition is sound enough to support such repurchases and redemptions, the Bank's ability to continue to offer the Reduced Capitalization Advance Program, the Bank's ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, the Bank's ability to retain and recruit qualified personnel, the Bank's ability to protect the security of its information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in the Bank's periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com and through the SEC's reporting website. The Bank assumes no obligation to update any forward-looking statements made in this Report. The financial results discussed in this Report are preliminary and unaudited.

Item 9.01 Financial Statements and Exhibits

(d) *Exhibits.* The following exhibit is being furnished herewith:

Exhibit No.	Description
99.1	Member Letter dated February 9, 2023
104	Cover Page Interactive Data File (formatted as inline XBRL)

Signature(s)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Federal Home Loan Bank of Chicago

Date: February 9, 2023   By: /s/ Virxhini Gjonzeneli

Virxhini Gjonzeneli

Executive Vice President and Chief Financial Officer



Exhibit 99.1

FHLBank Chicago Announces 2022 Financial Highlights

February 9, 2023

To Our Members:

Thanks to your partnership, FHLBank Chicago reached new heights in 2022 supporting you and the communities you serve. Many milestones were achieved – including the 90th anniversary of the Federal Home Loan Bank System, the 25th anniversary of our Mortgage Partnership Finance® (MPF®) Program, and advancing our Community Investment offerings. In what was a turbulent year for the economy, the FHLBank System served a key role of being a reliable source of funding and liquidity and by providing meaningful community investment support. This was no different in our District, as member needs led us to a record all-time high in advances outstanding at the end of the fourth quarter of 2022, and we expanded the reach of our Community Investment programs. These successes were achieved through our conversations with you and our ability to adapt and grow alongside each other. At FHLBank Chicago, we continue to foster a culture that is diverse, equitable, and inclusive to help us consistently develop and deliver quality products and solutions to you, our members, so you may better support your diverse communities. We are focused on the future of supporting your institutions and the businesses and communities you serve, including reviewing valuable feedback from the ongoing FHLBank System at 100 Initiative. With that, I am pleased to share some of our accomplishments over the past year.

We expect to report net income of $415 million for 2022 when we file our Form 10-K with the Securities and Exchange Commission (SEC) next month. Our preliminary and unaudited 2022 financial results and details on our 2022 financial performance are provided at the end of this letter. Based on our preliminary fourth quarter 2022 results, the Board of Directors of FHLBank Chicago declared our fourth quarter 2022 dividend on January 24, 2023 – 7.125% (annualized) for Class B1 activity stock and 3.0625% (annualized) for Class B2 membership stock. Dividends will be paid February 15, 2023. A reminder that the net benefit of the higher dividend received on Class B1 activity stock has the effect of lowering your borrowing costs from us, currently estimated at 15.2 bps* interest rate reduction.

As communicated last month, we expect to maintain at least a 7.125% (annualized) dividend for Class B1 activity stock for the first and second quarters of 2023, based on current projections and assumptions regarding our financial condition. We are providing this information to assist you in planning your advance, letter of credit, and Mortgage Partnership Finance® (MPF®) Program on-balance sheet product activity with us. Any future dividend payments remain subject to determination and declaration by our Board of Directors and may be impacted by changes in financial or economic conditions, regulatory and statutory limitations, and any other relevant factors.



FHLBank Chicago

Strong Member Engagement

In 2022, 89% of our members and associate members used at least one of our core product offerings—advances, letters of credit, or MPF Program products—or participated in our competitive Affordable Housing Program (AHP) or Downpayment Plus® (DPP®) programs. We also welcomed 17 new members last year.

- **Advance products:** At year-end 2022, 574 members had advances totaling $66.2 billion outstanding, up 38% from year-end 2021, as loan growth remained strong and deposit growth slowed among depository members.
- **MPF Program:** During 2022, 195 participating financial institutions (PFIs) funded our MPF on- and off-balance sheet products. At year-end 2022, MPF loans outstanding on our balance sheet were $10.2 billion, a 3% increase from year-end 2021, showcasing the stability of the MPF Program through a volatile market.
- **AHP and DPP:** In 2022, we awarded $23.8 million in AHP funds to help finance 39 affordable housing projects located in Illinois and Wisconsin. These funds will support the acquisition, rehabilitation and new construction of 1,950 housing units. By year-end 2022, 184 members had disbursed over $18 million in DPP grants on behalf of nearly 3,000 homebuyers in your communities. We recently opened our 2023 DPP programs and increased the maximum grant amount to $10,000.
- **Events:** Our Member Meetings are coming to a city near you at select dates from March 15 to March 30, 2023. We look forward to seeing many of you at one of our five locations across Illinois and Wisconsin. Learn about the economic and mortgage outlook for the year, balance sheet strategies for today's environment, how to drive change through technology and innovation, and hear more about the customized products and solutions we have to offer you. Visit our Events webpage for a list of 2023 events and to register for an upcoming Member Meeting or workshop.

Investing in Your Communities

Our community investment products are central to our mission, and we continuously seek out dialogue with local leaders in our District to drive innovation to meet the critical needs of your communities. In April 2022, we announced three program offerings designed to address affordable housing and community economic development needs in Illinois and Wisconsin. Two new programs target affordable housing development and access, while an enhanced capacity building program will bring needed support to small businesses.

- **Community First® Diverse Developer Initiative:** This new program awarded over $1 million of a $3 million commitment to support career development for diverse developers of affordable housing in Illinois and Wisconsin. In 2022, we announced the ten award recipients who will receive funds to support internships, fellowships, skills training, and/or long-range initiatives that expand the pipeline of diverse developers.
- **Community First® Housing Counseling Resource Program:** In partnership with two FHLBank Chicago housing associates, Illinois Housing Development Authority (IHDA) and Wisconsin Housing and Economic Development Authority (WHEDA), this program provides grants to agencies throughout Illinois and Wisconsin to facilitate expanded service to minority and low- and moderate-income homebuyers. Through these grants, agencies in our District can provide financial counseling and education to help homebuyers in underserved communities rebuild credit, manage debt and establish savings. FHLBank Chicago disbursed $2.1 million of $6.2 million committed to IHDA and WHEDA over a three-year period, and the selected beneficiary organizations were announced in October 2022.
- **Community First® Accelerate Grants for Small Business:** This new program provides grants up to $25,000 to support the growth and development of small businesses in communities served by FHLBank Chicago member financial institutions.



By helping individual businesses grow and thrive, FHLBank Chicago supports economic opportunities in our members' communities. In December 2022, <u>we awarded nearly $835,000 to 34 small businesses</u> of $2.1 million committed over a three-year period.

We remain committed to using our financial strength to support you and your communities and look forward to continuing to deliver value to you in 2023. Thank you for your membership in the Federal Home Loan Bank of Chicago.

Best regards,

Michael Ericson
President and CEO



2022 Financial Highlights

Throughout 2022, we maintained our commitment, to be a reliable source of liquidity by providing products, services, and solutions to meet your evolving business needs and to provide you meaningful support for your community investment activities. Selected financial data is below. For more details, please refer to the Condensed Statements of Income and Statements of Condition. The financial results discussed are preliminary and unaudited. We expect to file our 2022 Annual Report on Form 10-K with the Securities and Exchange Commission (SEC) next month. After it is filed, you will be able to access it on fhlbc.com or through the SEC's reporting website.

- **Net income** for 2022 was $415 million, compared to $275 million in 2021, with the year-over-year increase primarily driven by increased returns in our liquidity portfolio (i.e., cash and due from banks, interest bearing deposits, federal funds sold, and securities purchased under agreement to resell) as interest rates rose during the year.
- **Net interest income** for 2022 was $677 million, compared to $543 million in 2021, driven by the factors discussed above.
- **Noninterest income (loss)** increased by $44 million to $32 million in 2022 compared to ($12) million in 2021, primarily driven by gains from derivatives used to hedge our market risk exposure. There was also a significant decline in the average balance of our trading securities outstanding for the year, resulting from a decline in investment in U.S. Treasuries, which in turn reduced the amount of losses incurred on our trading portfolio.
- **Noninterest expense** was $244 million for 2022 compared to $222 million in 2021, with the change primarily driven by increases in compensation and benefits expense, nonpayroll operating expenses, and expenses related to our voluntary Community Investment contributions. In 2022, our voluntary Community Investment contributions were $11 million, compared to $4 million in 2021, driven by additional commitments to our Downpayment Plus Programs above the regulatory amounts and the expansion of various Community Investment grant programs.
- **Total assets** were $126.9 billion at year-end 2022 compared to $97.0 billion at year-end 2021, with the change attributable to increased advance borrowings from our depository institutions and an increase in our liquidity portfolio.
- **Advances** outstanding were $66.3 billion at year-end 2022 compared to $48.0 billion at year-end 2021, with the change attributable to increased borrowings from our depository institutions.
- **MPF loans held in portfolio** remained steady at $10.2 billion at year-end 2022, compared to $9.8 billion at year-end 2021.
- **Total investment securities** were $22.1 billion at year-end 2022 compared to $25.5 billion at year-end 2021, with the change primarily attributable to a decline in the fair value of our available-for-sale (AFS) portfolio driven by rising market interest rates and a reduction in investment in U.S. Treasuries.
- **Retained earnings** were $4.6 billion at year-end 2022, up from $4.3 billion at year end 2021, and we remained in compliance with all of our regulatory capital requirements as of year-end 2022.
- **Letters of credit** commitments decreased to $10.8 billion at year-end 2022, down from $11.3 billion at year-end 2021, primarily due to decreased usage from our members for public unit deposits.

* Reflects Class B1 activity stock dividend as a reduction to the assumed advance rate, based on a Class B1 dividend rate of 7.125% for Q4 2022, an opportunity cost of buying stock (estimated to be the Q4 2022 U.S. Federal Reserve Average Federal Funds Rate of 3.649%), and 4.50% advance capitalization for illustration purposes only.



Forward-Looking Information: This letter contains forward-looking statements which are based upon our current expectations and speak only as of the date hereof. All statements other than statements of historical fact are "forward-looking statements," including any projections or guidance as to dividends or other financial items; any statements of the plans, strategies, and objectives for future operations; any statements of belief; and any statements of assumptions underlying any of the foregoing. These statements may use forward-looking terms, such as "anticipates," "believes," "expects," "could," "plans," "estimates," "may," "should," "will," or their negatives or other variations on these terms. We caution that, by their nature, forward-looking statements involve risks or uncertainties, that actual results could differ materially from those expressed or implied in these forward-looking statements, and that actual events could affect the extent to which a particular objective, projection, estimate, or prediction is realized. These forward-looking statements involve risks and uncertainties including, but not limited to, legislative and regulatory developments that affect us or members, maintaining compliance with regulatory and statutory requirements (including relating to our dividend payments and retained earnings), any decrease in our levels of business which may negatively impact our results of operations or financial condition, the reliability of our projections, assumptions, and models on future financial performance and condition, instability in the credit and debt markets, economic conditions including adverse employment trends, prolonged inflation, or recession), the impact of geopolitical uncertainties or conflicts, changes in mortgage interest rates and prepayment speeds on mortgage assets, our ability to execute our business model and to pay future dividends (including enhanced dividends on activity stock), our ability to meet required conditions to repurchase or redeem excess capital stock from members, including maintaining compliance with our minimum regulatory capital requirements and determining our financial condition is sound enough to support such repurchases and redemptions, our ability to continue to offer the Reduced Capitalization Advance Program, our ability to implement product enhancements and new products, the impacts of changes to Federal Home Loan Bank membership requirements, capital requirements and guidance, and liquidity requirements and guidance by the Federal Housing Finance Agency, the loss of members through mergers and consolidations, our ability to retain and recruit qualified personnel, our ability to protect the security of our information systems and manage any failures, interruptions, or breaches, uncertainties relating to the phase-out of the London Interbank Offered Rate (LIBOR), and the risk factors set forth in our periodic filings with the Securities and Exchange Commission, which are available on our website at fhlbc.com and through the SEC's reporting website. We assume no obligation to update any forward-looking statements made in this letter. "Community First," "Downpayment Plus," "DPP," "Mortgage Partnership Finance," "MPF," and "MPF Xtra" are registered trademarks of the Federal Home Loan Bank of Chicago.



FHLBank Chicago

Condensed Statements of Condition

(Dollars in millions)

(Preliminary and Unaudited)

	December 30, 2022		December 31, 2021		Change
Cash and due from banks, interest bearing deposits, federal funds sold, and securities purchased under agreement to resell	$	27,548	$	13,167	109 %
Investment debt securities		22,134		25,461	(13)%
Advances		66,288		48,049	38 %
MPF Loans held in portfolio, net of allowance for credit losses		10,160		9,843	3 %
Other		723		434	67 %
Assets	$	126,853	$	96,954	31 %
Consolidated obligation discount notes	$	59,531	$	24,563	142 %
Consolidated obligation bonds		58,116		63,373	(8)%
Other		1,741		2,266	(23)%
Liabilities		119,388		90,202	32 %
Capital stock		2,989		2,149	39 %
Retained earnings		4,564		4,261	7 %
Accumulated other comprehensive income (loss)		(88)		342	(126)%
Capital		7,465		6,752	11 %
Total liabilities and capital	$	126,853	$	96,954	31 %
Member standby letters of credit - off balance sheet	$	10,750	$	11,317	(5)%

Condensed Statements of Income

(Dollars in millions)

(Preliminary and Unaudited)

					For the year ended December 31,				
		2022		2021	Change		2020	Change
Interest income	$	2,536	$	828	206 %	$	1,435	(42)%
Interest expense		(1,859)		(285)	552 %		(840)	(66)%
Net interest income		677		543	25 %		595	(9)%
Reversal of (provision for) credit losses		(2)		(2)	— %		(7)	(71)%
Net interest income after reversal of (provision for) credit losses		675		541	25 %		588	(8)%
Noninterest income		32		(12)	367 %		104	(112)%
Noninterest expense		(244)		(222)	10 %		(275)	(19)%
Income before assessments		463		307	51 %		417	(26)%
Affordable Housing Program assessment		(48)		(32)	50 %		(43)	(26)%
Net income	$	415	$	275	51 %	$	374	(26)%
Average interest earning assets	$	109,138	$	96,493	13 %	$	100,918	(4)%
Net interest income yield on average interest earning assets		0.62 %		0.56 %	0.06 %		0.59 %	(0.03)%